

August 16, 2011

Via E-mail
Konstantin Kupert
President
Dilmax Corp.
1659 Donovalsk St., Suite
Prague, Czech Republic 14800

  Re: Dilmax Corp.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed August 9, 2011
     File No. 333-175525

Dear Mr. Kupert:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1. Please revise the last sentence of the first paragraph on this page to clarify that you can provide "no assurance," rather than "now assurance," that you will generate revenues in the future.

2. We note your response to comment six of our letter dated August 4, 2011. Please revise your disclosure here and in your Business section to disclose your pricing model for your business. For example, please disclose whether you plan to charge customers per song or offer a subscription-based plan. In either case, please provide disclosure regarding how much you estimate charging per song or subscription, as applicable.

3. Although we recognize that you are trying to raise money in this offering, we do not believe that your response adequately addresses why you are publicly offering your shares. As you disclose in your registration statement, you anticipate incurring

significant additional expense as a result of having to comply with the reporting obligations of a public company, including the requirements related to internal control over financial reporting. Please explain why you believe that becoming a public company will be beneficial to your investors, in light of these increased costs.

Description of Business, page 17

Marketing, page 18

4. We note your response to comment 11 of our letter dated August 4, 2011. Please expand your disclosure to explain how you intend to target such a broad market with limited resources. Discuss how you will be able to direct traffic to your website and identify potential customers abroad.

Contracts, page 19

5. We note your response to comment 12 of our letter dated August 4, 2011. Please revise your disclosure relating to DJ Namorink's contract to disclose when you expect to make the initial advance under his DJ Service Agreement. We note that on page 15, you disclose that you do not intend to retain a DJ to compose music tracks until 3-12 months following completion of this offering.

You may contact Inessa Kessman, accountant, at (202) 551-3371 or Terry French, accountant branch chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director